[Park Bancorp, Inc. Letterhead]

             September 20, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Jonathan E. Gottlieb

Re:	Park Bancorp, Inc.
File No. 000-20867
Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
Schedule 14A filed April 15, 2011

Dear Mr. Gottlieb:

    We are in receipt of the letter dated September 15, 2011 from Mr. Todd Schiffman regarding the above-referenced filings of Park Bancorp, Inc.  We note in the letter that the Staff has asked us to provide a written response to the comment letter within ten business days of the receipt thereof.  As our outside counsel indicated in a telephone conversation with you today, we are in the process of closing our third quarter books and records. Accordingly, we greatly appreciate, and this letter confirms, the Staff’s agreement to extend until October 10, 2011 the time in which Park Bancorp, Inc. will respond to the Staff’s comment letter with respect to the above-referenced filings. We anticipate being able to forward our response letter on or prior to that date.

Thank you very much for your consideration.

Very truly yours,

/s/David A. Remijas
David A. Remijas
Chairman and Chief Executive Officer

cc:	Todd K. Schiffman, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission

Jennifer Durham King, Esq.
Vedder Price P.C.